Exhibit H

             Non-Recourse Exempt Project Debt at December 31, 1995*
                                 (In Thousands)


SWEB                                               $  263,313

SWEB - Intermediate Subsidiary                        993,522 (1)

Alicura                                               172,800

EDELNOR                                               130,641

EDELNOR - Intermediate Subsidiary                      40,780

Freeport Power                                            234

Freeport Power - Intermediate Subsidiary               12,679

PowerGen - Intermediate Subsidiary                     71,000
                                                   ----------

         Total Consolidated Non-Recourse Debt      $1,684,969


*Exempt Project Debt is stated at 100%


(1)Partially retired in January and February 1996 from proceeds of sale of National Grid Company shares.